AECOM 300 South Grand Avenue, 9th Floor Los Angeles, CA 90071 www.aecom.com	213.593.8000 tel 213.593.8178 fax

August 5, 2021

VIA EDGAR

Ms. Aamira Chaudhry and Mr. Doug Jones

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	AECOM
Form 10-K for Fiscal Year Ended September 30, 2020
Filed November 19, 2020
Form 10-Q for Fiscal Quarter Ended March 31, 2021
Filed May 12, 2021
File No. 000-52423

Dear Ms. Aamira Chaudhry and Mr. Doug Jones:

This letter is in response to the comment letter, dated July 22, 2021, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filings for AECOM (the “Company” or “AECOM”).  To assist your review, we have retyped the text of the Staff’s comments in bold below.

Form 10-Q for the fiscal period ended March 31, 2021

Consolidated Statements of Cash Flows, page 6

1.	Refer to your response dated June 15, 2021 to comment 1. You state the cash outflow of $260 million for the six months ended March 31, 2021 reflects the net cash disposed in the sale of the power and civil infrastructure construction businesses. You say this cash outflow represents amounts in the controlled cash accounts of the entities sold in excess of the cash you received from the buyers at closing. For the six months ended March 31, 2021, you reported a $103.7 million net loss from discontinued operations and a $50.1 million loss on sale of discontinued operations. Please explain to us in detail how you accounted for the above mentioned $260 million cash outflow and related sales transactions. State any amounts received and paid to the buyers in these sales transactions and whether the $260 million cash outflow is a gross or net amount. Tell us whether or not the $260 million cash outflow was factored into the noted net loss from discontinued operations and/or loss on sale of discontinued operations. If so, explain in detail how, and if not, explain why not.

AECOM Response

The Company respectfully advises the Staff that the $260 million cash outflow was factored into the recorded net loss of $103.7 million from discontinued operations and loss of $50.1 million on sale of discontinued operations for the six months ended March 31, 2021.

1

AECOM 300 South Grand Avenue, 9th Floor Los Angeles, CA 90071 www.aecom.com	213.593.8000 tel 213.593.8178 fax

The Company received less than one thousand dollars in cash at closing from the buyers of its power and civil infrastructure construction businesses during the six months ended March 31, 2021. Accordingly, the $260 million of cash outflow represents the gross and net cash outflow from the sales at closing during the six months ended March 31, 2021.

The $50.1 million loss on the sale of the power and civil infrastructure construction businesses during the six months ended March 31, 2021 is detailed in the table below with footnote explanations for each line item:

Six months ended
$ millions	March 31, 2021
Consideration Received
Cash[1]	-
Noncash, contingent consideration[1]	[***]
Estimated working capital adjustment[1]	([***] )
Net consideration recorded	134

Net Assets Sold
Cash and cash equivalents[2]	260
Cumulative loss on assets held for sale[3]	(281)
Net assets, excluding cash and cash equivalents and cumulative loss on assets held for sale[3]	205
Attributable net assets delivered at closing[3]	184

Loss on disposal activity recorded upon sale	(50)

1The Company recorded $[***] million in contingent purchase consideration and accrued a liability for an estimated purchase price adjustment related to final working capital calculation of $[***] million, resulting in a net consideration recognized at closing of $134 million. The contingent purchase consideration was recorded in accordance with ASC 810. As noted above, the Company received less than one thousand dollars in cash consideration at closing.

2At closing, the power and civil infrastructure construction businesses had attributable net assets of $184 million, including cash and cash equivalents of $260 million. As noted in our response dated June 15, 2021, by the end of fiscal year 2020 and continuing into the first quarter of fiscal year 2021, the power and civil infrastructure construction businesses experienced losses and downward revisions to financial forecasts due to macroeconomic and operating environment impacts primarily as a result of the COVID-19 pandemic. As a result, not only did the Company experience a significant reduction in the number of prospective buyers but also in type of potential buyers from a combination of strategic and private equity buyers to only private equity buyers. This factor had a significant impact on the required continuing working capital to be delivered with these businesses at closing to ensure the “standalone” businesses balance sheet could secure a surety bonding program to support the businesses moving forward, resulting in the cash and cash equivalents of $260 million delivered on the closing balance sheet, resulting in a cash outflow for these businesses during the six months ended March 31, 2021.

3In addition to the $50.1 million of loss recorded on closing for the power and civil infrastructure construction businesses during the six months ended March 31, 2021, we respectfully advise the Staff that the Company, as part of its annual and quarterly financial close process, recorded and disclosed the following losses in accordance with ASC 360-10-35-43 in periods prior to the sale of the power and civil businesses. These amounts were included in discontinued operations and disclosed in our 10-K and 10-Q in the periods in which the losses were incurred:

2

AECOM 300 South Grand Avenue, 9th Floor Los Angeles, CA 90071 www.aecom.com	213.593.8000 tel 213.593.8178 fax

$ millions	Loss on Assets Held For Sale
Fourth quarter of the year ended September 30, 2020	185
First quarter of the year ended September 30, 2021	96
Cumulative loss on assets held for sale prior to sale	281

Excluding cash and cash equivalents, the gross amount of the attributable net assets would have been $205 million at the time of sale; however, the losses noted above reduced the attributable net assets, excluding cash and cash equivalents, delivered to the buyers to a negative balance of $76 million ($205 million less $281 million of losses recorded in prior periods).

Closing

Please contact the undersigned at (714) 567-8559 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Gaurav Kapoor
Gaurav Kapoor
Chief Financial Officer

cc:

W. Troy Rudd, Chief Executive Officer, AECOM

David Y. Gan, Chief Legal Officer, AECOM

3